Exhibit 99.1

ChinaCache Announces Change of Management

BEIJING, July 1, 2016 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced that effective today, Ms. Jing An, Chief Financial Officer, will leave the Company to pursue other opportunities, and will remain as a consultant to the Company. Mr. Naijiang Zhou, the Company’s senior vice president of corporate strategy and investment, will assume the role of interim Chief Financial Officer.

“I would like to thank Ms. Jing An for the contributions during her tenure in helping the Company build an excellent finance team and achieving critical initiatives. On behalf of ChinaCache, we wish her the best in her future endeavors,” said Mr. Song Wang, Chairman and Chief Executive Officer of ChinaCache. “I am confident in our team’s ability to ensure a smooth transition period. ”

“I want to thank Mr. Wang, members of the Board, the entire management and the finance team with whom I have had the pleasure of working in the past years,” commented Ms. Jing An.

Mr. Zhou joined ChinaCache as senior vice president in September 2015. He has twenty years of professional experience covering corporate finance, financial planning and analysis, domestic and international investment project due diligence, and mutual fund and private equity investment research and management in the U.S. and in China. From February 2010 to December 2014, he served as the vice president of finance and Chief Financial Officer at Sutor Technology Group Limited. Prior to that, Mr. Zhou served in various roles, including executive vice president and Chief Financial Officer at Richfield Investment Ltd., equity research analyst at Roth Capital Partners, and principal financial planner at American Electric Power. Mr. Zhou obtained a bachelor’s degree with honors in Petroleum Management Engineering from China Petroleum University, and an MBA in Finance and Ph.D. in Interdisciplinary Energy and Mineral Resources from the University of Texas at Austin. Mr. Zhou is a Chartered Financial Analyst (CFA).

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Mr. Don Markley

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com